

16012116

SEC UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
FEB 29 2016
Washington DC
409

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67976

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERUM CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 15th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre, Gitto & Company, CPA's
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C Bender, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberum Capital Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Erie
Subscribed and sworn to (or affirmed) before me on this 2 day of February 2016 by Steven C Bender proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Signature

FCVOP
Title

[signature]
Notary Public

KELLY A. BALLAGH
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01BA6023520
My Commission Expires April 26, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

FINANCIAL STATEMENTS

DECEMBER 31, 2015

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

TABLE OF CONTENTS


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Liberum Capital Inc.:

We have audited the accompanying statement of financial condition of Liberum Capital Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information listed in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 24, 2016

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2015
ASSETS		
Cash	$	1,938,483
Deposit with clearing organization		519,157
Receivable from clearing organization		83,916
Prepaid expenses and other assets		335,419
Prepaid income taxes		28,865
Fixed assets, net		10,688
Security deposit		127,300
Deferred tax asset		78,000
Investment - parent		335,602
Due from parent		1,550,516
Total assets	$	5,007,946
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	829,903
Total liabilities		829,903
Stockholder's equity		
Common stock, $0 par value; 1,000 shares authorized 155 issued and outstanding		155,000
Series A preferred stock, $0 par value; 9,000 shares authorized 1,550 issued and outstanding		1,550,000
Additional paid-in capital		1,548,767
Retained earnings		905,139
Accumulated other comprehensive income		19,137
Total stockholder's equity		4,178,043
Total liabilities and stockholder's equity	$	5,007,946

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF INCOME

		YEAR ENDED DECEMBER 31, 2015
Revenue	$	4,801,345
Direct Costs		187,268
Gross Profit		4,614,077
Operating expenses		
Wages and salaries		2,481,566
Other staff costs		326,644
Travel and subsistence		127,788
Market data		199,851
Trading systems		257,773
Communications		69,845
Hardware and software		31,925
Service agreements		58,382
Marketing, public relations and entertaining		44,006
Professional fees		99,277
Premises costs		281,351
Office expense		9,514
Other costs		2,351
Arbitration settlement		117,494
Total operating expenses		4,107,767
Income from operations before income taxes		506,310
Income taxes		254,581
Net income	$	251,729

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance - January 1, 2015	$ 155,000	$ 1,550,000	$ 1,318,508	$ 653,410	$ 44,598	$ 3,721,516
Contribution to capital of Parent's shares for Share Plans			230,259			230,259
Foreign currency translation adjustment, net of tax					(25,461)	(25,461)
Net income				251,729		251,729
Balance - December 31, 2015	$ 155,000	$ 1,550,000	$ 1,548,767	$ 905,139	$ 19,137	$ 4,178,043

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2015
Cash flows from operations	
Net income	$ 251,729
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation expense	10,529
Amortization expense	26
Share awards compensation	215,307
Deferred taxes	(81,000)
(Increase) decrease in operating assets:	
Receivable from clearing organization	100,007
Refundable income taxes	160,727
Prepaid expenses and other assets	(58,983)
Prepaid income taxes	278,708
Due to/from parent	(1,135,839)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	150,864
Net cash used by operating activities	(107,925)
Cash flow from investing activities	-
Cash flow from financing activities	-
Decrease in cash	(107,925)
Cash - beginning of the year	2,046,408
Cash - end of the year	$ 1,938,483

Note 1 - Organization and Nature of Operations

Liberum Capital Inc. (the "Company"), a New York corporation organized in February 2008, is a wholly owned subsidiary of Liberum Capital Limited (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its FINRA approval for membership on January 23, 2009. The Company provides sales and marketing services to the Parent and engages in a general securities business with institutional investors.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition – The Company provides sales and marketing services to the Parent. The fee for services is calculated based on direct and certain indirect costs incurred plus fifteen percent (15%).

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts on a fully disclosed basis.

Property and Equipment - Property and equipment are carried at cost. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Depreciation is computed on the straight-line basis over the assets' useful lives.

Advertising – The Company expenses the cost of advertising and promotions as incurred.

Income Taxes and Deferred Taxes – The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of fixed assets, and stock-based compensation. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 2 - Summary of Significant Accounting Policies (continued)

Uncertain Tax Positions – The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's current and prior three years tax returns remain subject for income tax examination as of December 31, 2015.

Foreign Currency Translation - Assets and liabilities that are translated use exchange rates in effect at the balance sheet date and revenues and expenses that have occurred throughout the current fiscal year are converted at a weighted-average rate of exchange for the entire year. Resulting translation adjustments are recorded directly in accumulated other comprehensive income which is a separate component of stockholder's equity.

Share-based Compensation – The Company recognizes compensation expense for share awards granted to employees in accordance with the fair value recognition provisions of FASB ASC 718, *Compensation – Stock Compensation*, at their estimated fair market value on the date of the grant.

Compensated Absences - Employees are entitled to paid vacations, sick days and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. It is the Company's policy to recognize the cost of compensated absence when actually paid.

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid assets, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Management has reviewed and evaluated all events and transactions from December 31, 2015 (balance sheet date) through February 24, 2016, the date that the financial statements are available for issuance. The effects of those events and transactions that provide additional pertinent information about conditions that existed at the balance sheet date have been recognized in the accompanying financial statements.

Note 3 - Property and Equipment

Property and equipment at December 31, 2015, consisted of the following:

Furniture and fixtures	$	114,292
Equipment		163,741
Leasehold Improvements		162,602
		440,635
Accumulated depreciation		(429,947)
	$	10,688

Note 4 - Operating Lease

The Company occupies office space under a lease agreement that expires in October 2018. The lease agreement requires annual rent increases of 103% of the prior year's annual rent on November 1 for the term of the lease agreement. Aggregated future minimum annual rental payments under the lease agreement are as follows:

2016	$ 241,175
2017	248,411
2018	212,158
Total	$ 701,744

Rent expense for the year ended December 31, 2015 amounted to $234,151.

Note 5 – Investment – Parent

The Parent has adopted stock-based compensation plans that eligible employees of the Company may participate in (See Note 15). When an employee of the Company is awarded shares under the plans, the Company records a contribution to additional paid-in capital, and a corresponding investment in parent for the fair market value of the Parent's shares on the date of the award. As compensation expense is recognized in accordance with FASB ASC 718, *Compensation – Stock Compensation,* the investment in parent is reduced accordingly.

Note 6 – Income Taxes

The income tax expense (benefit) for the year ended December 31, 2015 consists of the following:

Current	
Federal	$ 210,545
State and local	125,036
	335,581
Deferred	
Federal	(63,000)
State and local	(18,000)
	(81,000)
	$ 254,581

The income tax expense reported on the statement of income differs from the amounts that would result from applying statutory tax rates to income before income taxes primarily because of share awards deductibility upon vesting. The deferred tax asset of $78,000 as of December 31, 2015 relates primarily to a timing difference for deductibility of share awards, this item is non-current.

Note 7 - Related Party Transactions

At December 31, 2015 the Company has a receivable from the Parent totaling $1,550,516. There are no repayment terms associated with this transaction.

During April 2009, the Company entered into a service agreement with the Parent. During February 2012, the Company and the Parent amended the service agreement with an effective date of January 1, 2010. Under the amended service agreement, the Company will provide sales and marketing services to the Parent. The fee earned by the Company for sales and marketing services is to be calculated based on direct and certain indirect costs incurred by the Company plus fifteen percent (15%). For the year ended December 31, 2015, the fees earned by the Company from the Parent for these services amounted to $4,801,060.

Note 8 – Comprehensive Income

During 2009, the Company was required to make a deposit with its clearing broker. The deposit amount was 350,000 British Pound. This asset was translated into U.S. dollars using the exchange rate as of the balance sheet date. For the year ended December 31, 2015, the Company had a foreign currency translation adjustment of ($25,461).

Note 9 – Capital

During 2010, the Company amended its Certificate of Incorporation as filed with the New York State Department of State, Division of Corporation, to provide that the Company shall be entitled to issue 10,000 shares, consisting of 1,000 shares of common stock with no par value and 9,000 shares of preferred stock with no par value. The total of 9,000 shares of preferred stock shall be designated as a series known as Series A Preferred Stock.

The holders of Common Stock shall be entitled to receive dividends out of the funds legally available therefore at 2% above LIBOR at such times and in such amounts as the Board of Directors may determine in its sole discretion. Such dividends shall be non-cumulative. For 2015, the Board of Directors did not declare any dividends.

Upon liquidation, dissolution or winding up of the Company, each holder of each outstanding share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution, whether such assets are capital, surplus or earnings before any amount shall be paid or distributed to the holders of the Common Stock or any other series or class of capital stock of the Company ranking on liquidation junior to the Series A Preferred Stock, an amount per share equal to any declared but unpaid dividends to which such holder of Series A Preferred Stock is then entitled.

Note 10 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,711,653, which was $1,611,653 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1.00.

Note 11 – Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of

Note 11 – Indemnifications (continued)

commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

Note 12 - Cash Segregated under Federal and Other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 13 - Concentration of Credit Risk and Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC') limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage by the FDIC on insured depositor accounts. At December 31, 2015, the Company's uninsured cash balance was $1,688,483.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	Income taxes	$ 44,297
	Interest	0

Note 14 – Retirement Plan

The Company has a 401(k) retirement plan for its employees. The plan is available to all employees meeting certain eligibility requirements. The Company did not make any contributions to the plan on behalf of the employees in 2015.

Note 15 – Share Plans and Stock-Based Compensation

The Parent has adopted an Ordinary Share Scheme and a Growth Share Plan (the "Plans") for eligible employees as defined in the Plans. The shares of the Parent are awarded at a price that approximates the estimated fair value of the shares at the date of grant as determined in accordance with the Plans. The shares awarded vest under various provisions, not to exceed 5 years. For the year ended December 31, 2015, the Company recorded compensation expense under the Plans of $215,307.

Note 16 – Arbitration Settlement

During August 2015, the Company settled an arbitration suit with a former employee involving separation of employment. The settlement provided for a one-time lump sum payment to the former employee in the amount of $120,000. The Company's insurance carrier has provided insurance proceeds of $176,242 to cover the settlement and certain legal and regulatory fees incurred. The net cost to the Company of $117,494 is reflected in the Statement of Income from continuing operations.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2015
Total stockholder's equity	$ 4,178,043
Add: Other or allowable credits	-
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses and other assets	335,419
Prepaid income taxes	28,865
Fixed assets	10,688
Security deposit	127,300
Deferred tax asset	78,000
Investment - parent	335,602
Due from parent	1,550,516
	2,466,390
Net capital before haircuts on securities positions	1,711,653
Haircuts on securities	-.-
Net capital	$ 1,711,653
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregated indebtedness)	55,327
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	100,000
Excess net capital	$ 1,611,653
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 829,903
Aggregate indebtedness	$ 829,903
Ratio of aggregate indebtedness to net capital	0.48 to 1.00

There are no material differences between the computation of aggregate indebtedness presented above and the computation of aggregate indebtedness in the Company's unaudited Form X-17A-5, Part II.

LIBERUM CAPITAL INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2015
Net capital - per original FOCUS Report	1,933,816
Difference due to reducing non-allowable assets by netting it against a liability account in error	(4,166)
Management accruals subsequent to original FOCUS filing	(218,000)
Rounding	3
Net capital - per audit report	$ 1,711,653



441 Lexington Avenue, 15th Floor
New York, NY 10017, United States of America
T +1 212 596 4800 / F +1 212 596 4898
www.liberum.com

Liberum Capital Inc.

Exemption Report

Liberum Capital Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2015 without exception.

Liberum Capital Inc.

Financial Principal

February 23, 2016



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Liberum Capital Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission, in which (1) Liberum Capital Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 24, 2016

LIBERUM CAPITAL INC.

AGREED UPON PROCEDURES

DECEMBER 31, 2015



BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Board of Directors and Stockholder of
Liberum Capital Inc.
441 Lexington Avenue, 15th Floor
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Liberum Capital Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Liberum Capital Inc.'s compliance with the applicable instructions of Form SIPC-7. Liberum Capital Inc.'s management is responsible for Liberum Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, NJ
February 24, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******398*******************ALL FOR AADC 100
067976 FINRA DEC
LIBERUM CAPITAL INC
LIBERUM
441 LEXINGTON AVE FL 15
NEW YORK NY 10017-3929

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Bender 646-290-7248

2. A. General Assessment (item 2e from page 2) $ 11,121

B. Less payment made with SIPC-6 filed (**exclude interest**) (4844)

July 24, 2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 6,277

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,277

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,277

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberum Capital Inc.
(Name of Corporation, Partnership or other organization)

Alan P. Wagner
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 19 day of Feb, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,635,589
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	187,269
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	187,269
2d. SIPC Net Operating Revenues	$ 4,448,320
2e. General Assessment @ .0025	$ 11,121 (to page 1, line 2.A.)